UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Bellus Health Inc
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


07987C204
 (CUSIP Number)


12/29/2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Ac) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















CUSIP No.

07987C204















1

NAMES OF REPORTING PERSONS

Pictet Asset Management SA

The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by Pictet Asset Management SA.






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)   ?


(b)   ?



3

SEC USE ONLY









4

CITIZENSHIP OR PLACE OF ORGANIZATION





Switzerland





5

SOLE VOTING POWER




NUMBER OF


0




SHARES
6

SHARED VOTING POWER
BENEFICIALLY



OWNED BY


0




EACH
7

SOLE DISPOSITIVE POWER
REPORTING



PERSON


0




WITH:
8

SHARED DISPOSITIVE POWER







0



9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





0



10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)





?



11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





0%



12

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)





Investment Advisor


Item 1(a) Name of issuer:
Bellus Health Inc
Item 1(b) Address of issuer's principal executive offices:
275 Armand-Frappier Blvd.
Laval, Quebec H7V 4A7
Canada
2(a) Name of person filing:
Pictet Asset Management SA
2(b) Address or principal business office or, if none, residence:
60 Route des Acacias
1211 Geneva 73
Switzerland
2(c) Citizenship:
       Switzerland
2(d) Title of class of securities:
       Common Stock
2(e) CUSIP No.:
       07987C204

Item 3. If this statement is filed pursuant to 240.13d?1(b) or 240.13d?2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a8);
(e) [X] An investment adviser in accordance with 240.13d1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);
(j) [ ] A non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with 240.13d1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote : 0
(ii) Shared power to vote or to direct the vote : 0
(iii) Sole power to dispose or to direct the disposition of : 0
(iv) Shared power to dispose or to direct the disposition of: 0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d?3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule
13d1(c) or Rule 13d1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of
Members of the Group
If a group has filed this schedule pursuant to 240.13d1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d1(c) or Rule 13d1(d)
, attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10. Certifications
(a) The following certification shall be included if the statement is filed pursuant to 240.13d1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the statement is filed pursuant to 240.13d1(b)(1)(ii)(J), or if the statement is filed pursuant to 240.13d1(b)(1)(ii)(K) and a member of the group is a non-U.S.
institution eligible to file pursuant to 240.13d1(b)(1)(ii)(J):
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent
U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included if the statement is filed pursuant to 240.13d1(c):



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	26th January 2024	By: /s  Mathieu CORNU





	Name: Mathieu CORNU
	Title: Head of Business Controlling


	By: /s Youssef SAADI






	Name: Youssef SAADI
	Title: Head of Investment Compliance